SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 6, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips' First Quarter Results 2026”, dated May 6, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 6th day of May 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report
Q1 2026

Philips delivers strong order intake, comparable sales growth and margin expansion in Q1;
2026 outlook reiterated
Amsterdam, May 6, 2026
Q1 2026 Group performance
•Comparable order intake growth 6%
•Group sales of EUR 3.9 billion, reflecting 4% increase in comparable sales
•Income from operations increased to EUR 241 million
•Adjusted EBITA margin increased 40 basis points to 9.0%
•Operating cash flow of EUR 188 million, with free cash flow of EUR 28 million
•2026 outlook reiterated

Roy Jakobs, CEO of Royal Philips:
“We delivered a good start to 2026, with strong order intake growth at 6%, comparable sales growth of 4% and margin expansion of 40 basis points, reflecting disciplined execution against our plan in an uncertain macro-environment. Sales grew across segments and was led by North America and Europe.
We are moving forward with full energy on our new plan to accelerate profitable growth, built on three strategic pillars: focused segment-specific strategies, differentiated platform-based innovations, and disciplined execution.
We are proud to remain the number one MedTech patent applicant in Europe and to have secured regulatory approval for key AI-powered innovations such as SmartHeart, which automates cardiac MR imaging planning in one click. Our unique, differentiated platforms drove strong demand by combining hardware, software and AI. DeviceGuide gained regulatory approval, adding AI-powered real-time guidance to complex cardiac procedures on the Azurion image-guided therapy platform. Our OneBlade grooming platform resonated with customers by providing superior experience and versatility in use.
Disciplined execution underpins our progress as we navigate an increasingly dynamic macro-environment. In response to external pressures, we are focused on what we can control: stepping up productivity actions to offset the impact of tariffs and higher cost inflation, keeping our savings plans on track, and further strengthening our supply chain. At the same time, we are intensifying commercial and service excellence to reach more customers and consumers through our innovations. With quality at the heart of our operations, our entire team is dedicated to delivering better care for more people.”
Group and segment performance
Comparable order intake increased 6%, driven by growth in both Diagnosis & Treatment and Connected Care and continued strong performance in North America and International Region. Group comparable sales increased 4%, with growth across all segments led by Personal Health.

Adjusted EBITA margin increased 40 basis points to 9.0%, mainly driven by higher sales and underlying gross margin, supported by recently launched innovations and productivity, despite the impact from higher tariffs and cost inflation. Income from operations increased to EUR 241 million. Free cash flow totaled EUR 28 million.

Diagnosis & Treatment comparable sales increased 2%. Adjusted EBITA margin was 9.8%, up 30 basis points, mainly driven by higher sales and productivity, partly offset by higher tariffs and cost inflation.

Connected Care comparable sales increased 3%. Adjusted EBITA margin declined 60 basis points to 2.9%, mainly due to the impact of higher tariffs and cost inflation, partly offset by productivity and higher sales.

Personal Health comparable sales increased 9%. Adjusted EBITA margin increased 60 basis points to 15.8%, driven by higher sales and productivity, and partly offset by higher tariffs, advertising and promotions spend, and cost inflation.

Quarterly Report 2026 - Q1	1

Innovation highlights
•Philips remains No. 1 in MedTech at the European Patent Office and the largest Dutch patent applicant, reflecting its leadership in health technology through AI-enabled, platform-based innovations that integrate hardware, software and data to improve care from hospital to home.
•Philips received FDA 510(k) clearance for two AI-powered cardiology solutions, reinforcing its platform-based innovation strategy. DeviceGuide integrates seamlessly with the Azurion platform to enable real-time guidance during mitral valve procedures and improve outcomes and workflow, while SmartHeart automates 14 standard and advanced cardiac MR views in one click under 30 seconds, reducing breath holds by up to 75%, enhancing efficiency and patient comfort.
•Philips strengthened its CT portfolio with FDA 510(k) clearance for two AI-enabled systems: Verida Spectral CT delivers anatomical and functional insights from a single low-dose scan, while Rembra CT combines industry-leading speed with an 85 cm wide bore, enabling near real-time imaging and efficient workflows for complex cases.
•Philips launched its Sonicare 1000-4000 Series, bringing its No. 1 dentist recommended sonic toothbrush brand technology to its most accessible price point. New ranges with Next-Generation Sonicare technology were also launched, including the 5700-7300 Series in the US, delivering a gentle yet effective clean with up to 10x more plaque removal, as well as the Sonicare 7000 in China, to continue to demonstrate leadership in the premium oral care segment.
•Philips signed a long-term strategic partnership with WellSpan Health, expanding its role as a preferred provider across all imaging modalities and advancing a systemwide approach to imaging and diagnostic technologies. The partnership will enable standardized platforms, life cycle management and integrated service delivery across WellSpan’s 12 hospitals and its diagnostic imaging centers and ambulatory surgery centers.
•Philips signed a five-year Enterprise Monitoring as a Service partnership with University Health San Antonio to enable system-wide patient monitoring. The scalable model supports standardized monitoring, centralized surveillance and advanced analytics, helping create a future-ready, integrated care environment.
•Philips expanded its partnership with AdventHealth through a five-year enterprise service agreement for imaging services across its network. The collaboration reintroduces Philips’ full-service model across modalities, while supporting long-term imaging infrastructure focused on quality and performance.

Productivity
Disciplined cost management and productivity initiatives delivered EUR 126 million in savings in the quarter. Philips is on track to deliver EUR 1.5 billion in savings under its 2026-2028 productivity program.

Outlook
Philips reiterates its full-year 2026 outlook:
• Comparable sales growth: 3%-4.5%
• Adjusted EBITA margin: 12.5%-13.0%
• Free cash flow: EUR 1.3-1.5 billion

Philips 2026 outlook includes currently known information, including tariffs, within an uncertain macro environment. It excludes any potential International Emergency Economic Powers Act (IEEPA) tariff refunds. It excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.

Capital allocation
To cover certain of its obligations arising from its long-term incentive plans, Philips will repurchase up to 4 million shares. At the current share price, the shares represent an amount of up to approximately EUR 91 million. The repurchases will be executed through one or more individual forward transactions, expected to be entered into in the second and/or the third quarter of 2026, in accordance with the Market Abuse Regulation and within the limits of the authorization granted by the company’s General Meeting of Shareholders. Philips expects to take delivery of the shares in Q4 2028. Further details will be available via this link.

Further information: conference call, video webcast and website
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the first quarter results. A live webcast of the conference call will be available on the Philips Investor Relations webpage and can be accessed here. A replay and related materials, which include additional information, including forward-looking statements and further information on our outlook, will be available on the Philips Investor Relations webpage.

Quarterly Report 2026 - Q1	2

First quarter highlights
Key data in millions of EUR unless otherwise stated*

	Q1 2026	Q1 2025
Sales	3,905	4,097
Nominal sales growth	(5%)	(1%)
Comparable sales growth ¹	4%	(2%)
Comparable order intake ²	6%	2%
Income from operations	241	154
as a % of sales	6%	4%
Financial income (expenses), net	(47)	(48)
Results of associates	(4)	(1)
Income tax (expense) benefit	(44)	(27)
Income from continuing operations	146	78
Discontinued operations, net of income taxes	-	(6)
Net income	146	72
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.16	0.09
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.23	0.25
Net income attributable to shareholders ³ (in EUR) - diluted	0.16	0.08
EBITA ¹	292	211
as a % of sales	7.5%	5.2%
Adjusted EBITA ¹	353	354
as a % of sales	9.0%	8.6%
Adjusted EBITDA ¹	567	571
as a % of sales	14.5%	13.9%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

•Comparable sales increased by 4%, driven by growth across all segments. Nominal sales decreased due to the negative impact of foreign currency in Q1 2026. Diagnosis & Treatment comparable sales increased by 2%, Connected Care by 3%, and Personal Health by 9%.
•Income from operations increased by EUR 87 million, mainly driven by operational improvements, and lower charges in restructuring, acquisition-related and other items, including a release of an acquisition-related provision, and partly offset by higher tariffs.
•Adjusted EBITA was EUR 353 million and the margin improved to 9.0%, mainly driven by sales growth, gross margin from innovation, and productivity measures, and partly offset by higher tariffs and cost inflation.
•Restructuring, acquisition-related and other items amounted to charges of EUR 61 million, compared with EUR 143 million in Q1 2025. The Q1 2026 result mainly includes EUR 61 million in restructuring charges and EUR 34 million of Respironics-related charges, and is partly offset by a EUR 42 million gain from the release of an acquisition-related provision.
•Income tax expense increased by EUR 17 million, mainly driven by higher income before tax.
•Net income increased to EUR 146 million, mainly driven by income from operations as explained above, and partly offset by higher tax expense.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q1 2026	Q1 2025	nominal	comparable ¹
Western Europe	894	833	7%	7%
North America	1,645	1,792	(8%)	5%
Other mature geographies	337	378	(11%)	1%
Mature geographies	2,877	3,002	(4%)	5%
Growth geographies	1,028	1,095	(6%)	0%
Philips Group	3,905	4,097	(5%)	4%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed 5% growth, with strong contributions from North America and Western Europe.
•Growth geographies showed flat comparable sales. Growth in the Diagnosis & Treatment and Personal Health segments was mainly offset by segment Other and a slight decline in Connected Care.

Cash and cash equivalents balance in millions of EUR

	Q1 2026	Q1 2025
Beginning cash balance	2,794	2,401
Free cash flow ¹	28	(1,091)
Net cash flows from operating activities	188	(933)
Net capital expenditures	(160)	(158)
Other cash flows from investing activities	(247)	1
Treasury shares transactions	12	-
Changes in debt	(34)	(47)
Other cash flow items	38	(61)
Net cash flows from discontinued operations	-	(10)
Ending cash balance	2,592	1,193
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities increased, mainly driven by the comparative impact of the EUR 1,025 million payment of Philips Respironics recall-related medical monitoring and personal injury settlements in Q1 2025 and lower working capital outflows in Q1 2026.
•Other cash flows from investing activities included the acquisition of SpectraWAVE.
•Treasury shares included the cash receipt from employee option transactions.
•Other cash flow items mainly reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	3

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q1 2026	Q1 2025
Sales	1,848	1,965
Nominal sales growth	(6%)	(3%)
Comparable sales growth ¹	2%	(4%)
Income from operations	194	153
as a % of sales	10.5%	7.8%
EBITA ¹	211	173
as a % of sales	11.4%	8.8%
Adjusted EBITA ¹	181	187
as a % of sales	9.8%	9.5%
Adjusted EBITDA ¹	228	235
as a % of sales	12.4%	12.0%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales increased by 2%. High-single-digit growth in Image Guided Therapy was partly offset by a low-single-digit decline in Precision Diagnosis.
•Both Mature and Growth geographies recorded low-single-digit growth.
•Adjusted EBITA decreased to EUR 181 million while the margin improved to 9.8%, mainly driven by higher sales and productivity measures, and partly offset by higher tariffs and cost inflation.
•Restructuring, acquisition-related and other items amounted to a gain of EUR 30 million, mainly driven by the release of an acquisition-related provision, compared with a loss of EUR 14 million in Q1 2025.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q1 2026	Q1 2025
Sales	1,062	1,182
Nominal sales growth	(10%)	2%
Comparable sales growth ¹	3%	0%
Income from operations	(54)	(81)
as a % of sales	(5.0%)	(6.9%)
EBITA ¹	(28)	(51)
as a % of sales	(2.6%)	(4.3%)
Adjusted EBITA ¹	31	41
as a % of sales	2.9%	3.5%
Adjusted EBITDA ¹	85	104
as a % of sales	8.0%	8.8%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 3%, mainly driven by mid-single-digit growth in Monitoring.
•Comparable sales in Mature geographies showed mid-single-digit growth. Growth geographies recorded a low-single-digit decline.
•Adjusted EBITA decreased to EUR 31 million and the margin was 2.9%, mainly due to higher tariffs and cost inflation, and partly offset by higher sales and productivity measures.
•Restructuring, acquisition-related and other items amounted to charges of EUR 59 million, compared with EUR 91 million in Q1 2025. Q1 2026 mainly includes EUR 23 million in restructuring and acquisition-related charges and EUR 34 million of Respironics-related charges.

Personal Health
Key data in millions of EUR unless otherwise stated

	Q1 2026	Q1 2025
Sales	818	811
Nominal sales growth	1%	3%
Comparable sales growth ¹	9%	1%
Income from operations	124	116
as a % of sales	15.1%	14.3%
EBITA ¹	127	120
as a % of sales	15.5%	14.8%
Adjusted EBITA ¹	129	123
as a % of sales	15.8%	15.2%
Adjusted EBITDA ¹	150	147
as a % of sales	18.4%	18.1%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 9%, driven by double-digit growth in Growth geographies and high-single-digit growth in Mature geographies.
•Adjusted EBITA increased to EUR 129 million and the margin improved to 15.8%, mainly driven by sales growth and productivity measures, and partly offset by advertising and promotion spend, higher tariffs and cost inflation.
•Restructuring, acquisition-related and other items amounted to charges of EUR 2 million in Q1 2026, compared with EUR 3 million in Q1 2025.

Other
Key data in millions of EUR unless otherwise stated

	Q1 2026	Q1 2025
Sales	177	140
Income from operations	(22)	(33)
EBITA ¹	(19)	(31)
Adjusted EBITA ¹ of:	11	4
IP Royalties	88	90
Innovation	(11)	(21)
Central costs	(51)	(60)
Other	(16)	(6)
Adjusted EBITDA ¹	104	85
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Segment Other sales increased by EUR 37 million, mainly reflecting activities related to a divestment, which is excluded from comparable sales growth.
•Adjusted EBITA improved by EUR 7 million, mainly driven by lower costs.
•Restructuring, acquisition-related and other items amounted to charges of EUR 30 million, compared with EUR 34 million in Q1 2025.
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	4

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing tensions in the Middle East – as well as measures such as enacted and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in artificial intelligence and health informatics in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2025.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2025.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2025. Certain prior-year balances have been reclassified to conform to the current period presentation.
Per share calculations for all periods presented have been retrospectively adjusted to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Quarterly Report 2026 - Q1	5

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q1
	2026	2025
Sales	3,905	4,097
Cost of sales	(2,140)	(2,248)
Gross margin	1,766	1,849
Selling expenses	(1,007)	(1,087)
General and administrative expenses	(177)	(161)
Research and development expenses	(394)	(457)
Other business income	72	19
Other business expenses	(18)	(8)
Income from operations	241	154
Financial income	35	33
Financial expenses	(83)	(82)
Results of associates	(4)	(1)
Income before taxes	190	104
Income tax (expense) benefit	(44)	(27)
Income from continuing operations	146	78
Discontinued operations, net of income taxes	-	(6)
Net income	146	72

Attribution of net income
Net income attributable to shareholders ¹	151	76
Net income attributable to non-controlling interests	(5)	(4)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q1
	2026	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands) ¹:
Basic	951,572	944,671
Diluted	968,530	957,743
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR) ¹
Income from continuing operations	0.16	0.09
Income from discontinued operations	-	(0.01)
Net income	0.16	0.08
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR) ¹
Income from continuing operations	0.16	0.09
Income from discontinued operations	-	(0.01)
Net income	0.16	0.08
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	6

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q1
	2026	2025
Net income for the period	146	72

Pensions and other post-employment plans:
Remeasurement, before tax	1	1
Income tax effect on remeasurements	2	2

Financial assets fair value through OCI:
Net current-period change, before tax	(6)	(4)
Total of items that will not be reclassified to Income statement	(3)	(1)

Currency translation differences:
Net current-period change, before tax	257	(439)

Cash flow hedges:
Net current-period change, before tax	(3)	8
Reclassification adjustment for (gain) loss realized	(18)	-
Income tax effect on net current-period change and reclassification	5	(3)
Total of items that are or may be reclassified to Income statement	242	(434)

Other comprehensive income for the period	239	(434)

Total comprehensive income for the period	385	(362)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	390	(358)
Non-controlling interests	(5)	(5)

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	7

Condensed consolidated balance sheets
in millions of EUR*

	March 31, 2026	December 31, 2025
Non-current assets:
Property, plant and equipment	2,181	2,217
Goodwill	9,611	9,271
Intangible assets excluding goodwill	2,685	2,569
Non-current receivables	220	210
Investments in associates	142	148
Other non-current financial assets	708	704
Deferred tax assets	1,814	1,773
Other non-current assets	120	119
Total non-current assets	17,482	17,012

Current assets:
Inventories	3,110	2,870
Other current assets	627	529
Current derivative financial assets	77	81
Income tax receivable	45	60
Current receivables	3,262	3,530
Assets classified as held for sale	70	67
Cash and cash equivalents	2,592	2,794
Total current assets	9,784	9,932
Total assets	27,266	26,944

Equity:
Shareholders’ equity	11,392	10,957
Non-controlling interests	26	32
Group equity	11,418	10,990

Non-current liabilities:
Long-term debt	6,891	6,934
Long-term provisions	879	915
Deferred tax liabilities	91	93
Non-current contract liabilities	438	458
Other non-current liabilities	118	47
Total non-current liabilities	8,417	8,446

Current liabilities:
Short-term debt	1,206	1,151
Current derivative financial liabilities	50	34
Income tax liabilities	198	174
Accounts payable	1,990	1,927
Accrued liabilities	1,325	1,616
Current contract liabilities	1,617	1,490
Short-term provisions	602	712
Liabilities directly associated with assets held for sale	9	9
Other current liabilities	435	395
Total current liabilities	7,431	7,509
Total liabilities	15,848	15,954
Total liabilities and group equity	27,266	26,944

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	8

Condensed consolidated statements of cash flows
in millions of EUR*

	Q1
	2026	2025
Cash flows from operating activities:
Net income (loss)	146	72
Results of discontinued operations - net of income tax	-	6
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	265	276
Share-based compensation	30	48
Net loss (gain) on sale of assets	13	(2)
Interest income	(22)	(29)
Interest expense on debt, borrowings and other liabilities	72	65
Results of associates	4	1
Income tax expense	44	27
Decrease (increase) in working capital:	(110)	(216)
Decrease (increase) in receivables and other current assets	232	198
Decrease (increase) in inventories	(226)	(248)
Increase (decrease) in accounts payable, accrued and other current liabilities	(115)	(165)
Decrease (increase) in non-current receivables and other assets	(13)	(38)
Increase (decrease) in other liabilities	18	(25)
Increase (decrease) in provisions	(159)	(1,066)
Other items	(40)	58
Interest received	23	30
Interest paid	(55)	(61)
Dividends received from investments in associates	7	8
Income taxes received/ (paid)	(34)	(86)
Net cash provided by (used for) operating activities	188	(933)
Cash flows from investing activities:
Net capital expenditures	(160)	(158)
Purchase of intangible assets	(27)	(46)
Expenditures on development assets	(63)	(60)
Capital expenditures on property, plant and equipment	(73)	(55)
Proceeds from sales of property, plant and equipment	3	2
Net proceeds from (cash used for) derivatives and current financial assets	(15)	(3)
Purchase of other non-current financial assets	(34)	(14)
Proceeds from other non-current financial assets	24	27
Purchase of businesses, net of cash acquired	(229)	(1)
Sale of interests in businesses, net of cash disposed of	8	(9)
Net cash provided by (used for) investing activities	(406)	(157)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	11	7
Principal payments on short-term portion of long-term debt	(55)	(63)
Proceeds from issuance of long-term debt	10	9
Re-issuance of treasury shares	12	-
Dividends paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	(23)	(48)

Net cash provided by (used for) continuing operations	(241)	(1,138)

Net cash provided by (used for) discontinued operations	-	(10)

Net cash provided by (used for) continuing and discontinued operations	(241)	(1,148)
Effect of change in exchange rates on cash and cash equivalents	39	(60)
Cash and cash equivalents at the beginning of the period	2,794	2,401
Cash and cash equivalents at the end of the period	2,592	1,193
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	9

Condensed consolidated statements of changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Cash flow hedges	Currency translation differences	Treasury shares	Share-based compensation	Fair value through OCI	Retained earnings	Total shareholders’ equity	Non-controlling interests	Group equity
			Reserves

Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043
Net income	-	-	-	-	-	-	-	76	76	(4)	72
Other comprehensive income (loss)	-	-	5	(437)	-	-	(4)	3	(433)	(1)	(434)
Total comprehensive income (loss)	-	-	5	(437)	-	-	(4)	79	(358)	(5)	(362)
Dividend distributed	-	-	-	-	-	-	-	-	-	(1)	(1)
Share-based compensation plans	-	-	-	-	2	47	-	-	49	-	49
Balance as of March 31, 2025	188	6,755	6	1,577	(409)	(55)	(94)	3,728	11,697	31	11,728

Balance as of December 31, 2025	193	7,212	33	347	(298)	(17)	(89)	3,575	10,957	32	10,990
Net income	-	-	-	-	-	-	-	151	151	(5)	146
Other comprehensive income (loss)	-	-	(15)	257	-	-	(6)	3	239	-	239
Total comprehensive income (loss)	-	-	(15)	257	-	-	(6)	154	390	(5)	385
Dividend distributed	-	-	-	-	-	-	-	-	-	(1)	(1)
Share-based compensation plans	-	-	-	-	33	28	-	(16)	45	-	45
Balance as of March 31, 2026	193	7,212	18	604	(265)	11	(95)	3,713	11,392	26	11,418

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q1	10

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter Further information, section Reconciliation of non-IFRS information, of the Annual Report 2025 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q1 2026
	nominal growth	consolidation changes	currency effects	comparable growth
2026 versus 2025
Diagnosis & Treatment	(5.9%)	0.0%	7.8%	1.8%
Connected Care	(10.2%)	3.9%	9.5%	3.2%
Personal Health	1.0%	0.0%	7.8%	8.8%
Philips Group	(4.7%)	0.3%	8.0%	3.7%
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q1
	2026	2025
Net income	146	72
Discontinued operations, net of income taxes	-	6
Income from continuing operations	146	78
Income from continuing operations attributable to non-controlling interests	5	4
Income from continuing operations attributable to shareholders ¹	152	81
Adjustments for:
Amortization and impairment of acquired intangible assets	50	57
Restructuring and acquisition-related charges	22	67
Other items:	39	76
Respironics consent decree charges	20	28
Respironics field-action running costs	14	37
Quality actions	5	8
Remaining items	-	4
Net finance expenses	(3)	5
Tax impact on adjusting items	(36)	(50)
Adjusted income from continuing operations attributable to shareholders ¹	224	237
Earnings per common share ²:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.16	0.09
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.23	0.25
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2 Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2026 - Q1	11

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2026
Net income	146
Income tax expense (benefit)	44
Results of associates	4
Financial expenses	83
Financial income	(35)
Income from operations	241	194	(54)	124	(22)
Amortization and impairment of acquired intangible assets	50	17	26	3	3
EBITA	292	211	(28)	127	(19)
Restructuring and acquisition-related charges	22	(34)	23	2	30
Other items:	39	4	35	-	-
Respironics consent decree charges	20	-	20	-	-
Respironics field-action running costs	14	-	14	-	-
Quality actions	5	4	1	-	-
Adjusted EBITA	353	181	31	129	11
Depreciation, amortization and impairment of fixed assets and other intangible assets	215	47	54	21	93
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	-	-	-	-	-
Adjusted EBITDA	567	228	85	150	104

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2025
Net income	72
Discontinued operations, net of income taxes	6
Income tax expense (benefit)	27
Results of associates	1
Financial expenses	82
Financial income	(33)
Income from operations	154	153	(81)	116	(33)
Amortization and impairment of acquired intangible assets	57	20	31	4	3
EBITA	211	173	(51)	120	(31)
Restructuring and acquisition-related charges	67	14	15	3	34
Other items:	76	-	76	-	-
Respironics consent decree charges	28	-	28	-	-
Respironics field-action running costs	37	-	37	-	-
Quality actions	8	-	8	-	-
Remaining items	4	-	4	-	-
Adjusted EBITA	354	187	41	123	4
Depreciation, amortization and impairment of fixed assets and other intangible assets	219	49	63	26	82
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(3)	(1)	-	(2)	-
Adjusted EBITDA	571	235	104	147	85

Quarterly Report 2026 - Q1	12

Composition of free cash flow in millions of EUR

	Q1
	2026	2025
Net cash flows from operating activities	188	(933)
Net capital expenditures	(160)	(158)
Purchase of intangible assets	(27)	(46)
Expenditures on development assets	(63)	(60)
Capital expenditures on property, plant and equipment	(73)	(55)
Proceeds from sales of property, plant and equipment	3	2
Free cash flow	28	(1,091)
Composition of net debt to group equity in millions of EUR unless otherwise stated

	March 31, 2026	December 31, 2025
Long-term debt	6,891	6,934
Short-term debt	1,206	1,151
Total debt	8,097	8,084
Cash and cash equivalents	2,592	2,794
Net debt	5,505	5,290
Shareholders’ equity	11,392	10,957
Non-controlling interests	26	32
Group equity	11,418	10,990
Net debt : group equity ratio	33:67	32:68

Quarterly Report 2026 - Q1	13

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2026				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,905				4,097	4,338	4,302	5,097
Nominal sales growth	(5%)				(1%)	(3%)	(2%)	1%
Comparable sales growth ¹	4%				(2%)	1%	3%	7%
Comparable order intake ²	6%				2%	6%	8%	7%
Gross margin	1,766				1,849	2,011	1,911	2,288
as a % of sales	45%				45%	46%	44%	45%
Selling expenses	(1,007)				(1,087)	(1,084)	(1,024)	(1,147)
as a % of sales	(26%)				(27%)	(25%)	(24%)	(23%)
G&A expenses	(177)				(161)	(155)	(154)	(158)
as a % of sales	(5%)				(4%)	(4%)	(4%)	(3%)
R&D expenses	(394)				(457)	(402)	(414)	(427)
as a % of sales	(10%)				(11%)	(9%)	(10%)	(8%)
Income from operations	241				154	400	330	540
as a % of sales	6%				4%	9%	8%	11%
Net income	146				72	240	187	397
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16				0.09	0.25	0.19	0.41
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23				0.25	0.36	0.36	0.60
EBITA ¹	292				211	453	409	591
as a % of sales	7.5%				5.2%	10.5%	9.5%	11.6%
Adjusted EBITA ¹	353				354	540	531	770
as a % of sales	9.0%				8.6%	12.4%	12.3%	15.1%
Adjusted EBITDA ¹	567				571	747	738	991
as a % of sales	14.5%				13.9%	17.2%	17.2%	19.4%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	952,018				925,084	950,574	950,979	951,289
Shareholders’ equity per common share in EUR	11.97				12.64	10.92	11.10	11.52
Net debt : group equity ratio ¹	33:67				35:65	39:61	38:62	32:68
Philips employees	64,317				65,553	65,566	65,284	64,817
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2026 - Q1	14

Year-to-date statistics in millions of EUR unless otherwise stated

	2026				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,905				4,097	8,434	12,736	17,834
Nominal sales growth	(5%)				(1%)	(2%)	(2%)	(1%)
Comparable sales growth ¹	4%				(2%)	(1%)	1%	2%
Comparable order intake ²	6%				2%	4%	6%	6%
Gross margin	1,766				1,849	3,859	5,770	8,058
as a % of sales	45%				45%	46%	45%	45%
Selling expenses	(1,007)				(1,087)	(2,171)	(3,195)	(4,342)
as a % of sales	(26%)				(27%)	(26%)	(25%)	(24%)
G&A expenses	(177)				(161)	(316)	(470)	(628)
as a % of sales	(5%)				(4%)	(4%)	(4%)	(4%)
R&D expenses	(394)				(457)	(859)	(1,273)	(1,700)
as a % of sales	(10%)				(11%)	(10%)	(10%)	(10%)
Income from operations	241				154	554	884	1,424
as a % of sales	6%				4%	7%	7%	8%
Net income	146				72	312	499	897
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16				0.09	0.34	0.53	0.93
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23				0.25	0.61	0.96	1.56
EBITA ¹	292				211	665	1,074	1,665
as a % of sales	7.5%				5.2%	7.9%	8.4%	9.3%
Adjusted EBITA ¹	353				354	894	1,425	2,195
as a % of sales	9.0%				8.6%	10.6%	11.2%	12.3%
Adjusted EBITDA ¹	567				571	1,317	2,056	3,046
as a % of sales	14.5%				13.9%	15.6%	16.1%	17.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

© 2026 Koninklijke Philips N.V. All rights reserved. https://www.philips.com/investorrelations